Manually executed

06037305



# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D. C. 20549**

## FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2005**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _________ to _________**

**Commission file number: 1-15062**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

## TIME WARNER THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.
One Time Warner Center
New York, New York 10019



3

Page 1 of 21
Exhibit Index is on page 20

# Financial Statements and Supplemental Schedule

Time Warner Thrift Plan

Years ended December 31, 2005 and 2004
with Report of Independent Registered Public Accounting Firm

Time Warner Thrift Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2005 and 2004

## Contents

# Report of Independent Registered Public Accounting Firm

Administrative Committee
Time Warner Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Time Warner Thrift Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

New York, New York
June 20, 2006

# Time Warner Thrift Plan

## Statements of Net Assets Available for Benefits

| | December 31, | |
|---|---|---|
| | **2005** | **2004** |
| | *(In Thousands)* | |
| Investment in Time Warner Defined Contribution Plans Master Trust *(Notes A and C)* | **$ 546,477** | $ 565,724 |
| Contributions receivable: | | |
| Employer | – | 309 |
| Participants | – | 669 |
| Loans to participants | **8,135** | 8,383 |
| Other assets | **18** | 78 |
| Net assets available for benefits | **$ 554,630** | $ 575,163 |

*See accompanying notes.*

Time Warner Thrift Plan

Statements of Changes in Net Assets Available for Benefits

| | Year ended December 31, | |
|---|---|---|
| | **2005** | **2004** |
| | *(In Thousands)* | |
| Net assets available for benefits at beginning of year | **$ 575,163** | $ 690,736 |
| **Changes in net assets** | | |
| Net investment gain from Time Warner Defined Contribution Plans Master Trust *(Notes A and C)* | **8,592** | 38,723 |
| Employing Company Contributions, net of forfeitures | **12,553** | 15,724 |
| Participant contributions, including rollover contributions | **28,511** | 30,808 |
| Interest income | **417** | 588 |
| Participant withdrawals | **(69,614)** | (71,380) |
| Administrative expenses | **(992)** | (226) |
| Net asset transfers to other plans *(Note A)* | **–** | (129,810) |
| Net change | **(20,533)** | (115,573) |
| Net assets available for benefits at end of year | **$ 554,630** | $ 575,163 |

*See accompanying notes.*

## A. Description of the Plan

The following is an abbreviated description of the Time Warner Thrift Plan (the "Plan"). More complete descriptions are provided in the Plan documents, as amended, and the summary plan description/prospectus.

Effective January 1, 2004, the Plan name was changed from the AOL Time Warner Thrift Plan to the Time Warner Thrift Plan to reflect the new name of the Plan's sponsor, Time Warner Inc. ("Time Warner").

The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of certain Time Warner subsidiaries and affiliates (collectively, the "Employing Companies"). Employees may participate in the Plan after three months of continuous employment. In addition, employees classified as hourly or temporary employees who are credited with at least 1,000 hours of service in any one year are eligible to participate in the Plan. The Plan is a participating plan in the Time Warner Defined Contribution Plans Master Trust (the "Master Trust"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan provides for multiple investment funds (the "Investment Funds") made available through the trustee, Fidelity Management Trust Company ("Fidelity"), pursuant to the Master Trust. Participant contributions, Employing Company matching contributions ("Matching Contributions") and Rollovers (as defined below) may generally be invested in specific increments in the Investment Funds.

On March 1, 2004, Time Warner closed its sale of the Warner Music Group recorded music and music publishing operations to a private investment group for cash and an option to re-acquire a minority interest in the operations sold. Accordingly, on March 9, 2004, participant balances having an aggregate value of $125.4 million and participant loans with an aggregate value of $4.4 million were transferred from the Plan into a new plan established by the buyer, the Warner Music Group 401(k) Plan. As of the March 1, 2004 closing date, contributions and transactions for former participants whose balances were transferred were made to this new plan and the Warner Music Group ceased participating in the Plan.

**A. Description of the Plan (continued)**

Beginning in the third quarter of 2005, Time Warner started paying a regular quarterly cash dividend of $0.05 per share of Time Warner common stock. The dividend is paid on the shares of Time Warner common stock held, as of the record date, in the Time Warner Inc. Stock Fund, maintained in the Master Trust. The cash dividend on these shares is added to the assets of the Time Warner Inc. Stock Fund and is reflected in the net asset value of Plan participants' units in the Time Warner Inc. Stock Fund and recorded as investment income.

Generally, the Plan provides for voluntary participant contributions on either an after-tax or pre-tax basis, or a combination of both, up to an annual limit prescribed by the Internal Revenue Code of 1986, as amended (the "Code"). After one year of continuous employment, Employing Companies make Matching Contributions equal to 66.67% of the first 6% of eligible compensation contributed to the Plan up to a maximum Matching Contribution amount on participants' contributions.

Participants are also allowed to transfer amounts from certain other tax qualified plans to the Plan ("Rollovers"). Rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.

Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions ("Employing Company Contributions").

**A. Description of the Plan (continued)**

Each participant's account is credited with his/her participant contributions, Rollovers, any Employing Company Contributions and any earnings or losses, as appropriate.

Participant contributions, Rollovers, and earnings thereon are fully vested. Employing Company Contributions and earnings thereon generally vest based upon years or periods of service as follows:

| Matching Contributions and Earnings Thereon | | Profit-Sharing Contributions and Earnings Thereon | |
|---|---|---|---|
| **Years or Periods of Service** | **Vested Percentage** | **Years or Periods of Service** | **Vested Percentage** |
| Less than 2 | 0% | Less than 5 | 0% |
| 2 but less than 3 | 25% | 5 or more | 100% |
| 3 but less than 4 | 50% | | |
| 4 but less than 5 | 75% | | |
| 5 or more | 100% | | |

Employing Company Contributions and earnings thereon also become fully vested upon a participant's termination of service due to death or disability, attainment of age 65, or in the event of Plan termination. Forfeited contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Beginning in 2004, the Plan does not separately reflect a liability for unused forfeitures. Forfeitures for 2005 and 2004 are approximately $418,000 and $376,000 respectively.

Under the Plan, subject to certain restrictions and penalties, participants may withdraw amounts and/or take loans from their accounts and periodically transfer account balances among Investment Funds offered under the Plan. Loans are valued at their outstanding balances, which approximate fair value and are treated as transfers between the individual Investment Funds and the participant loan fund. Loans may be for a period of up to five years or, for the purchase of a primary residence, 15 years (10 years prior to January 1, 1999). Participants who have transferred accounts to the Plan with existing loans for the purchase of a primary residence have loan terms up to 30 years based on the provisions of the plan from which the original loan was requested. Interest rates are fixed at the time of the loan at the prime rate plus 1%. Interest rates as of both December 31, 2005 and 2004, range from 4.75% to 10.50%.

**A. Description of the Plan (continued)**

Generally, on termination of service, participants will receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all Investment Funds will be paid in cash except for the Time Warner Inc. Stock Fund, which also offers shares of Time Warner common stock as a distribution election. Fractional shares are paid in cash.

Time Warner reserves the right to discontinue its contributions or to terminate or modify the Plan at any time. In the event of termination, the net assets of the Plan may be distributed to participants in accordance with the Plan's provisions and applicable law.

The Plan Administrator is a committee ("Administrative Committee") appointed by the Board of Directors of Time Warner. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

**B. Summary of Significant Accounting Policies**

The accounting records of the Plan are maintained on the accrual basis.

Certain administrative costs are charged directly to the Plan. All other administrative costs are paid by Time Warner.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain 2004 amounts have been reclassified to conform to the current year presentation.

**C. Investments**

The assets of the Plan are primarily held in the Master Trust, a trust maintained for a collective investment of the assets of several qualified defined contribution plans sponsored by Time Warner or its affiliates.

**C. Investments (continued)**

On February 8, 2005, the Investment Committee for the Plan approved a new set of Investment Funds under the Master Trust, applicable to all of the participating plans therein, including the Plan. The new Investment Funds became effective in September 2005 and consist of four asset allocation funds, nine core actively managed funds (four of which were included in the prior set of funds: Time Warner Inc. Stock Fund, Capital Preservation Fund, Dodge & Cox Stock Fund and Fidelity Aggressive Growth Equity Fund), four core index funds and a mutual fund window (a self-directed brokerage account) that replaced the mutual funds that had been available as Investment Funds. Some of these Investment Funds are managed as separate accounts. The underlying investments held in these separate accounts are included in the Statements of Net Assets Available for Benefits.

Prior to September 2005, the Investment Funds under the Master Trust included certain mutual funds and eleven core investment funds maintained by the trustee, including several equity funds, a balanced fund, a stable value fund, a money market fund, a fund primarily invested in Time Warner common stock and a growth and income mutual fund.

The beneficial interests of the Plan in the Master Trust at December 31, 2005 and 2004, used to allocate investment income/loss, gains and losses and certain expenses to the Plan, are 12.46% and 13.37%, respectively.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investments are recorded by the Master Trust on a trade date basis at fair value. Investments in securities and mutual funds that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in Fidelity commingled trust funds are valued at unit values as reported by Fidelity and its affiliates, and investments in non-Fidelity commingled trust funds are valued at unit values as reported to Fidelity by each fund company managing such trusts. The Capital Preservation Fund may include guaranteed return insurance company contracts and synthetic investment contracts. The guaranteed return insurance company contracts are benefit responsive and are valued at

**C. Investments (continued)**

contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. A synthetic investment contract is an agreement under which the Master Trust purchases debt obligations (such as fixed-income asset-backed and mortgaged-backed securities) and then contracts with a financial institution to provide for liquidity and an adjustable rate of return thereon (called a "wrapper") which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. As such, synthetic investment contracts are recorded at contract value. The fair value of the underlying securities of the synthetic investment contracts in the Master Trust was $645.8 million and $421.5 million as of December 31, 2005 and 2004, respectively. There are no reserves against contract values for credit risk of contract issuers or otherwise.

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of the individual fund investments, net of investment management and certain administrative fees (the "Crediting Rate"). The Crediting Rate is calculated daily and was 4.1% and 4.4% at December 31, 2005 and 2004, respectively. The average annualized yield of the Capital Preservation Fund was 4.3% and 4.6% for the years ended December 31, 2005 and 2004, respectively.

The Master Trust, through its investment managers, invests in a variety of investments. Certain investment managers retained by the Master Trust are authorized to use derivative financial instruments, either directly or within a commingled fund structure, with established guidelines. Financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. The derivative transactions are marked-to-market; therefore, no gains or losses are deferred. All net investment activity is reported in the Statements of Changes in Net Assets Available to Participating Plans. The types of derivative financial instruments held by the Master Trust include foreign currency contracts, swaps, futures and options. In 2005, the Master Trust held less than 1% of the total market value of its investments in derivatives.

**C. Investments (continued)**

The net assets available to participating plans in the Master Trust are summarized below:

| | December 31, | |
|---|---|---|
| | **2005** | **2004** |
| | *(In Thousands)* | |
| Investments, at fair value: | | |
| Commingled trust funds | **$ 1,465,924** | $ 1,584,258 |
| Time Warner common stock | **708,772** | 861,454 |
| Other domestic common stocks | **362,838** | – |
| Foreign common stocks | **19,925** | – |
| Preferred stocks | **2,664** | – |
| Synthetic investment contracts | **651,016** | 414,339 |
| Mutual funds | **855,222** | 1,364,914 |
| U.S. government and agency securities | **172,029** | – |
| Bonds, notes and debentures | **162,156** | – |
| Cash, cash equivalents and temporary investments | **90,187** | 8,578 |
| Total investments | **4,490,733** | 4,233,543 |
| Accrued investment income and other assets | **12,794** | 1,732 |
| Total assets | **4,503,527** | 4,235,275 |
| Total liabilities | **116,395** | 5,258 |
| Net assets available to Participating Plans | **$ 4,387,132** | $ 4,230,017 |

**C. Investments (continued)**

During the years ended December 31, 2005 and 2004, net investment gain of the Master Trust was as follows:

| | Year ended December 31, | |
|---|---|---|
| | **2005** | **2004** |
| | *(In Thousands)* | |
| Investment income, net of fees | **$ 60,972** | $ 40,610 |
| Net realized and unrealized appreciation (depreciation) in fair value of investments: | | |
| Commingled trust funds | **118,599** | 110,078 |
| Time Warner common stock | **(86,755)** | 60,919 |
| Other domestic common stocks | **10,461** | – |
| Foreign common stocks | **(366)** | – |
| Preferred stocks | **(133)** | – |
| Mutual funds | **55,338** | 85,644 |
| U.S. government and agency securities | **(709)** | – |
| Bonds, notes and debentures | **(1,242)** | – |
| Cash, cash equivalents and temporary investments | **(57)** | – |
| Other investments | **77** | – |
| Total net realized and unrealized appreciation | **95,213** | 256,641 |
| Total net investment gain | **$ 156,185** | $ 297,251 |

**D. Transactions with Parties-in-Interest**

Under the terms of the Plan and the Master Trust, Time Warner may elect to contribute shares of Time Warner common stock or cash for Employing Company contributions to the Plan. There were no shares of Time Warner common stock contributed in 2005 or 2004 for Employing Company contributions to the Plan. The Master Trust can also purchase or sell shares of Time Warner common stock on the open market or directly from or to Time Warner. There were no purchases or sales directly from or to Time Warner in 2005 or 2004.

**E. Contingencies**

As of June 20, 2006, three putative class action lawsuits have been filed alleging violations of ERISA in the U.S. District Court for the Southern District of New York on behalf of current and former participants in the Plan, the Time Warner Savings Plan, and/or the TWC Savings Plan (the "Plans"). Collectively, these lawsuits name as defendants Time Warner, certain current and former directors and officers of Time Warner and members of the Administrative Committees of the Plans. One of these cases also names Time Warner Entertainment Company, L.P. ("TWE") as a defendant. The lawsuits allege that Time Warner and other defendants breached certain fiduciary duties to plan participants by, *inter alia*, continuing to offer Time Warner stock as an investment under the Plans, and by failing to disclose, among other things, that Time Warner was experiencing declining advertising revenues and that Time Warner was inappropriately inflating advertising revenues through various transactions. The complaints seek unspecified damages and unspecified equitable relief. The ERISA actions have been consolidated with other Time Warner-related shareholder lawsuits and derivative actions under the caption *In re AOL Time Warner Inc. Securities and "ERISA" Litigation* in the Southern District of New York. On July 3, 2003, plaintiffs filed a consolidated amended complaint naming additional defendants, including TWE, certain current and former officers, directors and employees of Time Warner and Fidelity. On September 12, 2003, Time Warner filed a motion to dismiss the consolidated ERISA complaint. On March 9, 2005, the Court granted in part, and denied in part, Time Warner's motion to dismiss. The Court dismissed two individual defendants and TWE for all purposes, dismissed other individuals with respect to claims plaintiffs had asserted involving the TWC Savings Plan, and dismissed all individuals who were named in a claim asserting that their stock sales had constituted a breach of fiduciary duty to the Plans.

**E. Contingencies (continued)**

Time Warner filed an answer to the consolidated ERISA complaint on May 20, 2005. On January 17, 2006, plaintiffs filed a motion for class certification. On the same day, defendants filed a motion for summary judgment on the basis that plaintiffs cannot establish loss causation for any of their claims and therefore have no recoverable damages, as well as a motion for judgment on the pleadings on the basis that plaintiffs do not have standing to bring their claims. The parties have reached an agreement to resolve this matter, and have submitted their settlement agreement and associated documentation to the court for approval. A preliminary approval hearing was held on April 26, 2006 and the court granted preliminary approval of the settlement by order dated May 1, 2006. At this time, there can be no assurance that the settlement will receive final court approval.

**F. Tax Status of Plan**

The Plan has received a determination letter from the Internal Revenue Service (the "IRS") dated April 10, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

**G. Subsequent Event**

Effective March 31, 2006, Time Warner sold the Time Warner Book Group (the "Book Group") to Hachette Livre SA, a wholly owned subsidiary of Lagardère SCA. Account balances of the employees of the Book Group were not transferred out of the Plan as part of the sale. As a result of this transaction, the employees of the Book Group were treated as terminated employees under the terms of the Plan and the account balances of the transferred employees became fully vested.

# Supplemental Schedule

# Time Warner Thrift Plan

## Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2005

| Description of Investment | Current Value |
| --- | --- |
| Loans to participants (interest rates from 4.75% to 10.50%, maturing through September 2020)* | $ 8,134,826 |

*Indicates party-in-interest to the Plan.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIME WARNER THRIFT PLAN

Date: June 27, 2006

By [signature]
Name: Pascal Desroches
Member of the Administrative Committee

83686-1

## EXHIBIT INDEX

| Exhibit Number | Description | Sequential Page Number |
| --- | --- | --- |
| 23.1 | Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm | 21 |

**Exhibit 23.1**

## Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-53574, 333-102787 and 333-123278 on Form S-8 of Time Warner Inc. pertaining to the Time Warner Thrift Plan (the "Plan") of our report dated June 20, 2006, with respect to the financial statements and supplemental schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst & Young LLP

New York, New York
June 22, 2006